BP 3/17

03013078

[UNITED STA]TES
[SECURITIES AND EXCHAN]GE COMMISSION
[WASHINGTON, D.C.] 20549

Z3-G

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 165

SEC FILE NUMBER
8- 51286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Solutions Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17601 West 130Th Street, Suite 7
(No. and Street)

North Royalton (City) Ohio (State) 44133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor L. Bull (440) 230-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

OATH OR AFFIRMATION

I, Victor L. Bull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Solutions Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

ANNE M. REINKOBER
Notary Public, State of Ohio, Cuy. Cty.
My Commission Expires April 24, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Additional Information

Prime Solutions Securities, Inc.

For the Year Ended December 31, 2002
With Report of Independent Auditors

Prime Solutions Securities, Inc.
Financial Statements and Additional Information
For the Year Ended December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To the Stockholders of
Prime Solutions Securities, Inc.

We have audited the accompanying statement of financial condition of Prime Solutions Securities, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Solutions Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 23, 2003

Prime Solutions Securities, Inc.
Statement of Financial Condition
as of
December 31, 2002

Assets	
Cash	$ 68,567
Commissions receivable	23,021
Federal income tax refundable	3,890
Prepaid expenses	5,762
Furniture and equipment at cost, less accumulated depreciation of $519	3,988
Total Assets	$105,228
Liabilities and Stockholders' Equity	
Liabilities	
Accrued employee benefit plan	$ 7,560
Commissions payable	20,241
Payroll payable	549
Note payable	1,200
Total Liabilities	29,550
Stockholders' Equity	
Common stock 500 authorized, 100 issued and outstanding at $1 par value	100
Additional paid-in capital	60,500
Retained earnings	15,078
Total Stockholders' Equity	75,678
Total Liabilities and Stockholders' Equity	$105,228

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenues	
Commissions	$510,386
Fees income	32,302
Reimbursed expenses and fees	22,291
Interest income	295
Other income	5,156
Total Revenue	$570,430
Expenses	
Commissions	439,724
Registration fees	12,956
Rent	10,450
Payroll expense	55,625
Other operating expenses	55,287
Total Expenses	574,042
Pretax Income (loss)	(3,612)
Federal income tax expense (benefit)	(2,469)
Net Income (loss)	$ (1,143)

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Beginning Balances	$100	$60,500	$16,221
Net income (loss) for the year	0	0	(1,143)
Contributed capital	0	0	0
Ending Balances	$100	$60,500	$15,078

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$ (1,143)
Cash provided by operating activities:	
Depreciation	519
Changes in:	
Accounts receivable	(21,964)
Prepaid expenses	2,631
Accounts payable	13,341
Federal income tax payable	(6,029)
Accrued employee benefit plan	3,390
Payroll taxes payable	(66)
Deferred federal income tax liability	(739)
Net Cash Provided (Used) by Operating Activities	(10,060)
Cash flows from investing activities:	
Purchase of office furniture	(2,136)
Net Cash Provided (Used) by Investing Activities	(2,136)
Cash flows from financing activities:	
Net Cash Provided (Used) by Financing Activities	0
Net increase (decrease) in cash	(12,196)
Cash - Beginning Balance	80,763
Cash - Ending Balance	$68,567
Supplemental disclosures:	
Interest paid	$ 0
Income taxes paid	$ 5,099

The accompanying notes are an integral part of these financial statements.

Prime Solutions Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2002

Note A - Organization and Operations

Prime Solutions Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities. The Company registered with the Securities and Exchange Commission in 1998 and began doing business in 1999.

Note B -Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The income tax returns are prepared under the income tax method of accounting.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to accounting methods. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Office furniture is stated at cost and depreciated using the straight-line method over an estimated useful life of seven years.

Note C - Operating Lease

The Company exercised its one-year option to lease office space for $1,000 per month through December 31, 2003.

Minimum lease payments due for the next five years follows:

2003	$12,000
2004	0
2005	0
2006	0
2007	0

Note D – Restricted Cash

The Company has $50,000 on deposit with Mesirow Financial, its clearing broker, which is restricted.

Note E - Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain minimum net capital, as defined under such rule. At December 31, 2002, the Company had net capital of $62,038 which was $57,038 in excess of its required net capital of $5,000. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2002, the Company's percentage of aggregate indebtedness to net capital was approximately .48 to 1.

Note F - Exemption From Rule 15c3-3

The Company does not hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note G - Related Party Transactions

A director loaned the Company $1,200 in 1999. It is unsecured and carries no interest or repayment terms.

Note H – Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note I – Income Taxes

The provision for Federal income tax consists of the following components:

Currently receivable	$(1,730)
Deferred due to accounting method	(739)
Income tax provision (benefit)	$(2,469)

A deferred tax asset or liability has not been recognized as the amount is immaterial to the financial statements taken as a whole.

Note J – Employee Benefit Plan

Substantially all employees are covered under the simplified employee plan. The Company will make a contribution of $7,560 which was calculated as a percentage of each eligible employee's compensation.

Prime Solutions Securities, Inc.

Additional Information
Pursuant to Rule 17A-5 of the
Securities Exchange Act of 1934

December 31, 2002

Schedule I

Prime Solutions Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2002

Net Capital		
Total stockholders' equity from statement of financial condition		$75,678
Deductions and/or Charges:		
Non customer receivables	$3,890	
Prepaid expenses	5,762	
Office Furniture, net	3,988	
Total Deductions and/or Charges		13,640
Net Capital Before Haircuts on Security Positions		62,038
Haircuts on securities [computed pursuant to 15c3-1(f)]		0
Net Capital		$62,038
Computation of aggregate indebtedness		
Liabilities from statement of financial condition		$29,550
Computation of basic net capital requirement		
6 2/3% (.0667) of aggregate indebtedness		$ 1,971
Minimum required net capital		$ 5,000
Excess net capital		$57,038
Percentage of aggregate indebtedness to net capital		.48 to 1
Excess net capital at 1,000%		$59,083

Prime Solutions Securities, Inc.
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2002

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2002 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2002
Net capital, as reported in Company's form X-17a-5, Part IIA	$68,858
Net audit adjustments	(6,820)
Net capital, as reported in Schedule I	$62,038

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

To The Stockholders
Prime Solutions Securities, Inc.

In planning and performing our audit of the financial statements of Prime Solutions Securities, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 23, 2003